UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. 1)

                            Colonial Commercial Corp.
                            -------------------------
                                (Name of Issuer)

             Convertible Preferred Stock, par value $.05 per share
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    195621503
                                    ---------
                                 (CUSIP Number)

                                September 8, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 195621503                    13G                    Page 2 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mihaljevic Capital Management LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0 (see footnote at bottom of this Page 2)
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0 (see footnote at bottom of this Page 2)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 (see footnote at bottom of this Page 2)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0% (see footnote at bottom of this Page 2)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote: 38,997 shares of Colonial Commercial Corp. Convertible Preferred Stock, par value $.05 per share, referenced in a Schedule 13G filed with the Securities and Exchange Commission on August 15, 2005, and an additional
2,500 shares of Colonial Commercial Corp. Convertible Preferred Stock, par value $.05 per share, purchased subsequent to the filing of the Schedule 13G dated August 15, 2005, were converted into 41,497 shares of Colonial Commercial Corp. Common Stock, par value $.05 per share, on September 8, 2005.

-------------------                                           ------------------
CUSIP No. 195621503                    13G                    Page 3 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ivan (John) Mihaljevic
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Croatia
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0 (see footnote at bottom of this Page 3)
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0 (see footnote at bottom of this Page 3)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 (see footnote at bottom of this Page 3)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0% (see footnote at bottom of this Page 3)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote: 38,997 shares of Colonial Commercial Corp. Convertible Preferred Stock, par value $.05 per share, referenced in a Schedule 13G filed with the Securities and Exchange Commission on August 15, 2005, and an additional
2,500 shares of Colonial Commercial Corp. Convertible Preferred Stock, par value $.05 per share, purchased subsequent to the filing of the Schedule 13G dated August 15, 2005, were converted into 41,497 shares of Colonial Commercial Corp. Common Stock, par value $.05 per share, on September 8, 2005.

-------------------                                           ------------------
CUSIP No. 195621503                    13G                    Page 4 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mihaljevic Partners LP
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0 (see footnote at bottom of this Page 4)
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0 (see footnote at bottom of this Page 4)
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 (see footnote at bottom of this Page 4)
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0% (see footnote at bottom of this Page 4)
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote: 38,997 shares of Colonial Commercial Corp. Convertible Preferred Stock, par value $.05 per share, referenced in a Schedule 13G filed with the Securities and Exchange Commission on August 15, 2005, and an additional
2,500 shares of Colonial Commercial Corp. Convertible Preferred Stock, par value $.05 per share, purchased subsequent to the filing of the Schedule 13G dated August 15, 2005, were converted into 41,497 shares of Colonial Commercial Corp. Common Stock, par value $.05 per share, on September 8, 2005.

Item 1(a):          Name of Issuer:
---------           --------------

The name of the issuer is Colonial Commercial Corp., a corporation organized under the laws of the State of New York (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

The Company's principal executive office is located at 275 Wagaraw Road, Hawthorne, New Jersey. The former address of the Company's principal executive office is 120 New South Road, Hicksville, New York 11801.

Item 2(a):          Name of Person Filing:
---------           ---------------------

This Schedule 13G is filed by:

          (i) Mihaljevic Capital Management LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager of Mihaljevic Partners LP (the "Fund"), with respect to shares of Convertible Preferred Stock (as defined in Item 2(d)) directly beneficially owned by the Fund;

          (ii) Mr. Ivan (John) Mihaljevic ("Mr. Mihaljevic"), who is the managing member of the Management Company and controls its business activities, with respect to shares of Convertible Preferred Stock indirectly beneficially owned by Mr. Mihaljevic by virtue of such position; and

          (ii) Mihaljevic Partners LP (the "Fund"), which is the Fund referred to in paragraph (i) of Item 2(a) above, with respect to shares of Convertible Preferred Stock directly beneficially owned by the Fund.

The Management Company, Mr. Mihaljevic and the Fund are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None,
---------           -------------------------------------------------
                    Residence:
                    ---------

The address of the principal business office of each of the Reporting Persons is 141 East 56th Street, Suite 9K, New York, New York 10022.

Item 2(c):          Citizenship:
                    -----------

The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Mihaljevic is a citizen of Croatia.

The Fund is organized as a limited partnership under the laws of the State of Delaware.

Item 2(d):          Title of Class of Securities:
                    ----------------------------

Convertible Preferred Stock, par value $.05 per share ("Convertible Preferred Stock").

Item 2(e):          CUSIP Number:
---------           ------------

195621503

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

               A.   [ ] Broker or dealer registered under Section 15 of the Act,

               B.   [ ] Bank as defined in Section 3(a)(6) of the Act,

               C.   [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act,

               D.   [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,

               E.   [ ] Investment Adviser in accordance with Rule 13d-1
                        (b)(1)(ii)(E),

               F.   [ ] Employee Benefit Plan or Endowment Fund in accordance
                        with 13d-1 (b)(1)(ii)(F),

               G.   [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

               H.   [ ] Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,

               I.   [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

               J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ----------

The beneficial ownership of Convertible Preferred Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

A.   Mihaljevic Capital Management LLC
     ---------------------------------
     (a) Amount beneficially owned: 0
     (b) Percent of class: 0.0%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 764,288 shares of Convertible Preferred Stock stated to be issued and outstanding as of August 1, 2005, as reflected in the Company's Quarterly Report on Form 10-Q filed on August 12, 2005 (the "Form 10-Q").
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: 0
         (ii)  Shared power to vote or direct the vote: 0
         (iii) Sole power to dispose or direct the disposition: 0
         (iv)  Shared power to dispose or direct the disposition: 0

B.   Ivan (John) Mihaljevic
     ------------------------
     (a) Amount beneficially owned: 0
     (b) Percent of class: 0.0%.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: 0
         (ii)  Shared power to vote or direct the vote: 0
         (iii) Sole power to dispose or direct the disposition: 0
         (iv)  Shared power to dispose or direct the disposition: 0

C.   Mihaljevic Partners LP
     ----------------------
     (a) Amount beneficially owned: 0
     (b) Percent of class: 0.0%.
     (c) Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote: 0
         (ii)  Shared power to vote or direct the vote: 0
         (iii) Sole power to dispose or direct the disposition: 0
         (iv)  Shared power to dispose or direct the disposition: 0

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6:  Ownership of More than Five Percent on Behalf of Another Person:
------   ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Convertible Preferred Stock.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

Not applicable.

Item 10:            Certification:
-------             -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 14, 2005


                                        MIHALJEVIC CAPITAL MANAGEMENT LLC

                                        By: /s/ Ivan Mihaljevic
                                            -----------------------------
                                            Name:  Ivan (John) Mihaljevic
                                            Title: Managing Member


                                        /s/ Ivan Mihaljevic
                                        ----------------------
                                        Ivan (John) Mihaljevic


                                        MIHALJEVIC PARTNERS LP

                                        By: /s/ Ivan Mihaljevic
                                            -----------------------------
                                            Name:  Ivan (John) Mihaljevic
                                            Title: Managing Member of GP









                         [SIGNATURE PAGE TO SCHEDULE 13G
                                 WITH RESPECT TO
                               COLONIAL COMMERCIAL CORP.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated August 15, 2005, by and between Mihaljevic Capital Management LLC, Ivan (John) Mihaljevic and Mihaljevic Partners LP.